PMU News Release #06-18 TSX, AMEX Symbol PMU September 14, 2006

PACIFIC RIM ANNOUNCES FISCAL 2007 FIRST QUARTERLY RESULTS

Pacific Rim Mining Corp. (“Pacific Rim” or “the Company”) is pleased to announce its financial results for the first quarterly period of fiscal 2007 (“Q1 2007”) (the three months ended July 31, 2006). Complete financial statements are included in the Company’s Fiscal 2007 First Quarter Report to be mailed to shareholders imminently. All monetary amounts are expressed in United States (“US”) dollars unless otherwise stated.

Overview

Pacific Rim is a growth-oriented, revenue-generating, environmentally and socially responsible gold exploration company with operational and exploration assets in North, Central and South America. The Company is expanding and developing its advanced-stage, high grade El Dorado gold project in El Salvador and is actively exploring a pipeline of grassroots gold projects. Pacific Rim’s goal is to become a low cost, intermediate level gold producer. The Company’s shares trade under the symbol PMU on both The Toronto Stock Exchange (“TSX”) and the American Stock Exchange (“AMEX”).

Financial Highlights (in thousands of US dollars, except share and per share amounts)

	Q1 2007 (three months ended July 31, 2006)	Q1 2006 (three months ended July 31, 2005)
Revenue	$1,610	$1,718
Operating Costs	$966	$904
Exploration expenditures	$2,185	$1,105
Loss before unusual item	$(2,046)	$(527)
Net income (loss) for the period	$(2,046)	$519
Per share (basic and diluted)	$(0.02)	$0.01
Cash Flow (used) for operating activities	$(2,498)	$(58)
Net increase (decrease) in cash and cash equivalents	$(849)	$228
Common shares outstanding (average)	105,962,064	80,991,293
Fully diluted shares (average)	111,924,564	86,485,093
	July 31, 2006	April 30, 2006
Cash and cash equivalents	$908	$1,757
Total assets	$23,376	$24,909
Total liabilities	$2,866	$2,874
Working Capital	$14,768	$16,329

Q1 2007 Technical and Corporate Developments

El Dorado Gold Project, El Salvador

Pacific Rim’s El Dorado project exploration emphasis during the first quarter of fiscal 2007 was to conclude the delineation drill program at the South Minita gold zone. The 18-month long South Minita delineation drill program culminated in June 2006 with the announcement of an updated resource estimate for the El Dorado gold project. The impetus for the updated resource estimate was primarily to quantify the gold and silver ounces at the South Minita deposit in order to consider expanding the annual throughput at the El Dorado operation proposed in the Company’s January 2005 pre-feasibility study. The resource was further amended in July 2006 to reflect inferred resources

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estimated at the Nance Dulce deposit in the southern El Dorado district. Highlights of the new El Dorado resource estimate include:

  Total measured and indicated resources at the El Dorado project of 1,222,000 gold equivalent ounces (inclusive of previously-defined reserves), plus a further 203,000 gold equivalent inferred resource ounces.
  Indicated resources at the South Minita deposit of 350,000 gold equivalent ounces plus a further 77,000 gold equivalent inferred resource ounces.

Details of the updated El Dorado resource estimate are presented in the Company’s news release # 06-15 dated July 25, 2006.

The economic impact of the South Minita deposit on the El Dorado mine proposed in the January 2005 pre-feasibility study will be determined in a full feasibility study expected to be completed in December 2006. Pacific Rim believes that the increased El Dorado gold and silver resources are of sufficient quantity to support an expansion of the operation proposed in the January 2005 pre-feasibility study and that the economics of the El Dorado mine proposed therein may be positively impacted.

Santa Rita Gold Project, El Salvador
In June 2006 Pacific Rim received a permit from El Salvadoran regulatory agencies to conduct a drill program on its Santa Rita gold project in El Salvador, paving the way for the Company to finalize access agreements with local residents, upgrade and construct access roads and then mobilize a drill rig to the site. The duration and extent of the Santa Rita drill program will be dictated by results. The Santa Rita project hosts a number of outcropping epithermal veins, at least one of which contains bonanza-grade gold over widths of 1-2 meters on surface, and represents a very exciting grassroots exploration target.

Management
In June 2006 Pacific Rim announced the appointment of Peter Neilans as Chief Operating Officer (“COO”), a new position at Pacific Rim. Mr. Neilans’ responsibilities will center on overseeing the Company’s operational programs, including commencing the development of the Company’s high grade El Dorado gold mine in Central America. Most recently, Mr. Neilans was President and CEO of Placer Dome US, where he was responsible for all of Placer Dome’s operations in the United States. Mr. Neilans also has extensive international mining experience.

In August 2006, subsequent to the end of Q1 2007, Pacific Rim announced the appointment of April Hashimoto to the position of Chief Financial Officer (“CFO”), replacing Mr. John Norman who is retiring after a long and successful career in the mining industry. Most recently, Ms. Hashimoto held the position of Chief Financial Officer, Strategic Development and Project Development for Placer Dome Inc. where she was responsible for financial controls and reporting for Placer’s global exploration, design and construction, and research and technology projects.

Results of Operations

The consolidated net loss for Q1 2007 was $(2.0) million or $(0.02) per share compared to a net income of $0.5 million or $0.01 per share in Q1 2005. The reduction in net income during the first quarter of the current fiscal year is primarily due to increased direct exploration expenditures in the three month period ended July 31, 2006 ($2.1 million in Q1 2007 compared to $1.1 million in Q1 2006) and recoveries of $1.0 million in creditor proceeds and due diligence payments related to the sale of the Andacollo mine in Q1 2006 for which there is no comparable item in Q1 2007. In addition, marginally lower revenues in the three month period ended July 31, 2006 ($1.6 million in Q1 2007 compared to $1.7 million in Q1 2006), marginally higher operating costs ($1.0 million in Q1 2007 compared to $0.9 million in Q1 2006) and higher general and administrative costs ($0.5 million in Q1 2007 compared to $0.3 million in Q1 2006) contributed to the $2.6 million reduction in income quarter over quarter.

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Revenue
Revenue, consisting entirely of the sale of gold from the Denton-Rawhide mine, was $1.6 million in Q1 2007, compared to $1.7 million in Q1 2006. Revenue for the first quarter of fiscal 2007 was only marginally lower than the same period of fiscal 2006, despite a reduction in gold and silver production quarter over quarter, due to improvements in the realized gold price ($644 per ounce for Q1 2007 compared to $441 per ounce for Q1 2006).

Mine operating expenses were $1.0 million in Q1 2007 compared to $0.9 million in the same period a year earlier. This marginal increase reflects slightly higher mine operating costs during Q1 2007 compared to Q1 2006 that resulted from costs associated with efforts to maximize residual gold production from the heap leach pile. Depreciation, depletion and amortization costs at Denton-Rawhide were negligible during both Q1 2007 and Q1 2006 ($4,000 and $5,000 respectively) because the cost of the mine’s property, plant and equipment has been almost completely amortized as the mine nears the end of its projected life.

As a result, mine operating income was $0.6 million in Q1 2007, a decrease of $0.2 million from the Q1 2006 mine operating income of $0.8 million.

Expenses
Net non-operating expenses increased substantially during Q1 2007 to $2.7 million from $1.3 million during Q1 2006. The majority of this increase is attributable to a $1.1 million increase in exploration expenditures ($2.2 million in Q1 2007 compared to $1.1 million in Q1 2006) as the Company contracted 2 additional drill rigs for its ongoing El Dorado drill program during Q1 2007 (doubling the number of rigs under contract). Direct general and administrative costs also increased ($0.4 million during Q1 2007 compared to $0.2 million during Q1 2006) due to increased regulatory responsibilities and increases in employee wages and benefits.

The net effect of the $0.2 million decrease in mine operating income and $1.3 million increase in non-operating expenses is a $1.5 million increase in loss before unusual items (from $(0.5) million during Q1 2006 to $(2.0) million during Q1 2007. During Q1 2006 the Company booked a $1.0 million recovery of its investment in the Andacollo mine, for which there was no comparable item in Q1 2007. As a result, there was a $2.0 million loss for Q1 2007 (equating to a loss per share of $0.02) compared to a net income of $0.5 million (equating to a per share income of $0.01) for the same period a year earlier.

Liquidity and Capital Resources

Liquidity
During Q1 2007 Pacific Rim’s cash and cash equivalents decreased by $0.9 million, from $1.8 million at April 30, 2006 to $0.9 million at July 31, 2006. At July 31, 2006, temporary investments (consisting of short term, redeemable guaranteed investment certificates) and bullion were $13.3 million and $0.8 million respectively, compared to $14.6 million and $0.5 million respectively at April 30, 2006. In the Company’s opinion, temporary investments and bullion are closely equivalent to cash, being immediately convertible to cash to cover short-term cash requirements.

During Q1 2007 the Company received cash flow from the following sources: $0.2 million from Denton Rawhide, $0.3 million from the exercise of stock options, and $1.3 million from the redemption of temporary investments. Outlays of cash during Q1 2007 included: $2.2 million in direct exploration expenditures and $0.4 million in direct general and administrative expenses. The net of these cash inflows and outlays was a decrease in cash and cash equivalents for Q1 2007 of $0.8 million.

Cash Flow Used For Operating Activities
Cash flow used for operating activities was $2.5 million in Q1 2007 compared to $0.1 million in Q1 2006. The $2.4 million increase in cash flow used for operating activities is primarily due to the increased net loss quarter over quarter. Although accounts payable were reduced quarter over quarter ($(0.5) million in Q1 2006 compared to $(0.02) million in Q1 2007) the effect on cash flow used for operating activities was negligible as the reduction was

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offset by greater inventories and receivables in the current quarter ($(0.5) million and $(0.2) million respectively) versus the same period a year earlier ($(0.1) million and $0.05 million respectively).

Cash Flow Provided by Investing Activities
Cash flow provided by investing activities was $1.4 million during Q1 2007, compared to $0.04 million during the same period a year earlier. The increase in cash flow provided by investing activities in Q1 2007 compared to Q1 2006 reflects redemptions from the Company’s temporary investments (funds from the sale of Company shares under the March 2006 equity financing) made during the current quarter.

Cash Flow Provided by Financing Activities
During each of Q1 2007 and Q1 2006, cash flow provided by financing activities totaled $0.3 million. The current quarter’s financing cash flow is related to the issuance of 959,000 common shares upon the exercise of stock options (at an average price of CDN $0.29 per share).

Capital Resources and Financial Condition
At July 31, 2006 the book value of Pacific Rim’s current assets stood at $15.8 million compared to $17.3 million at April 30, 2006. The decrease in current assets is primarily a result of decreases in cash and cash equivalents and temporary investments, marginally offset by increases in bullion, receivables ($0.4 million at July 31, 2006 compared to $0.2 million at April 30, 2006) and production inventory ($0.5 million at July 31, 2006 compared to $0.3 million at April 30, 2006). The Company’s total assets at July 31, 2006 were $23.4 million compared to $24.9 million at April 30, 2006, with property, plant and equipment, and closure fund balances essentially unchanged. At July 31, 2006, Pacific Rim had current liabilities of $1.0 million, unchanged from April 30, 2006. Currently, Pacific Rim has no debt.

The $1.5 million decrease in current assets combined with the unchanged amount of current liabilities, resulted in a $1.5 million reduction in working capital from $16.3 million at April 30, 2006 to $14.8 million at the end of fiscal 2006.

Pacific Rim only forecasts production levels, revenue and cash flow from the Denton-Rawhide gold mine roughly 6 months in advance due to the variability in recoveries that are inherent in a residual heap leach operation, and the volatility in gold price. Denton-Rawhide is expected to contribute additional funds over the coming fiscal year that will be used for general and administrative and exploration expenses. In addition, during Q2 2007 the Company expects to receive an additional $1.0 million payment (of the $5.4 million total sale price) related to the sale of the Andacollo mine. The Company believes it has sufficient working capital in place and expected cash receipts due in the coming fiscal year to adequately cover its planned expenditures through the remainder of fiscal 2007. If the Company decides to commence development activities at El Dorado during the remainder of the fiscal year, including construction of an access / haulage ramp at El Dorado, additional financing will be required.

Pacific Rim, received $1.0 million during Q1 2006 in recovery of investment in the Andacollo mine related to its sale of its Cayman and Chilean subsidiaries that owned the Andacollo mine. There was no comparable item booked during Q1 2007. See above for information about future anticipated payments related to this sale.

Review of Operations

Pacific Rim is 49% owner of the Denton-Rawhide gold mine, located near Fallon, Nevada. Kennecott Minerals Company, a subsidiary of Rio Tinto Plc, is 51% owner and operator of the mine. Denton-Rawhide is a residual heap leach operation that ceased active mining in October 2002. Crushing and stacking of a low-grade ore stockpile continued until May 2003 at which time the operation commenced the residual leach and reclamation phase.

Gold and Silver Production
Pacific Rim’s share of production from the Denton-Rawhide operation during the first quarter of fiscal 2007 was 2,977 ounces of gold and 26,905 ounces of silver at a total cash production cost of $216 per ounce of gold produced

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(net of silver credits). During the first quarter of fiscal 2006 Pacific Rim’s share of production was 4,266 ounces of gold and 41,207 ounces of silver at a total cash production cost of $171 per ounce of gold produced (net of silver credits). The gold price closed at $661.00 per ounce on May 2, 2006 (the first trading day in Q1 2007) and $632.50 per ounce on July 31, 2006 (the last trading day in Q1 2007), with closing prices ranging between $567.00 and $725.00 during the three-month period of May 1 to July 31, 2006.

Production from Denton-Rawhide during the first quarter of fiscal 2007 was approximately 30% lower than in the same period of fiscal 2006. This decline in production represents the natural slowdown in recovery that occurs in the residual leach phase of a heap leach operation. The Denton-Rawhide operators have initiated a number of programs to maximize the recovery of gold from the heap leach pile, which may result in future short term improvements in production. However, recoveries are expected to continue to decline overall as the residual leaching process continues. For the purposes of internal budgeting, the Company’s projections for Denton-Rawhide production look forward no more than six months at a time.

Outlook

Pacific Rim anticipates continued gold production from the Denton-Rawhide mine through the remainder of fiscal 2007 and beyond, with a continued decrease in production rates as the operation progresses through the residual leaching phase. The Company anticipates supplementing its cash balances and expected cash flow with a $1.0 million payment in Q2 2007 related to the sale of its Andacollo project.

Available funds will continue to be spent primarily on the El Dorado gold project in El Salvador and on corporate overheads. A feasibility study is underway that will consider the economics of expanding the operation outlined in the Company’s January 2005 pre-feasibility study based on the Minita deposit alone, to include the South Minita and possibly other deposits. The feasibility study is expected to be completed on or about December 2006.

The Company awaits the granting of an exploitation concession for the central El Dorado project area, which application is currently in process. A final decision regarding the commencement of construction of an access / haulage ramp on the El Dorado property will be made once the Company is able to evaluate the detailed economics outlined in the combined study and will further depend on obtaining the required mining and environmental permits and sufficient financing to proceed. If and when the Company decides to commence development activities at El Dorado, additional financing will be required.

During the remainder of fiscal 2007 Pacific Rim intends to re-commence its south El Dorado district exploration drill program, focusing on the southern extensions of the Minita vein system, the Nance Dulce area, and the Hacienda and Gallardo structures. This drill program awaits granting of an exploration permit for the south El Dorado claims. At the Santa Rita project, where the exploration permit was granted in Q1 2007, a Phase 1 drill program will commence once surface access agreements are negotiated and drill roads constructed.

On behalf of the board of directors,	For further information call Toll Free: 1-888-775-7097 or (604) 689-1976, or visit www.pacrim-mining.com
“Thomas C. Shrake”

Thomas C. Shrake
President and CEO

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Regulatory Footnotes

National Instrument 43-101 Disclosure

Mr. William Gehlen supervises Pacific Rim’s exploration work on the El Dorado project. Mr. Gehlen is a Certified Professional Geologist with the AIPG (No. 10626), an employee of Pacific Rim and a Qualified Person as defined in NI 43-101.

Mr. David Ernst, Chief Geologist, supervises Pacific Rim’s project generation initiatives. Mr. Ernst is geologist licensed by the State of Washington, an employee of Pacific Rim Mining Corp. and a Qualified Person as defined in National Instrument 43-101.

Pacific Rim’s drill sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange. Samples are assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples are assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, independent of Pacific Rim Mining Corp.

The July 2006 El Dorado resource estimate was prepared by Mr. Steve Ristorcelli, P.Geo. of Mine Develoment Associates, Reno, Nevada. Mr. Ristorcelli is an independent Qualified Person as defined in NI 43-101. The resource estimate conforms to current CIM Standards on Mineral Resources and Reserves. A technical report in support of the updated El Dorado resource estimate presented above was filed with SEDAR on July 31, 2006. The report was co-authored by Mr. Steve Ristorcelli, P.Geo. and Mr. Peter Ronning, P.Eng., each of whom are independent Qualified Persons as defined in NI 43-101.

The January 2005 El Dorado pre-feasibility study is supported by a technical report prepared for Pacific Rim Mining Corp. by SRK Consulting (US) Inc. of Denver Colorado, entitled “Pre-Feasibility Study, El Dorado Project, El Salvador”, dated January 21, 2005 and publicly available on SEDAR (www.sedar.com). The primary author of the report is Mr. William F. Tanaka, a Qualified Person independent of Pacific Rim, as defined in NI 43-101. Mr. Tanaka is a member of the Society of Mining Engineers (SME) and the Australasian Institute of Mining and Metallurgy (mAUSIMM).

The terms “measured resource”, “indicated resource” and “inferred resource” used in this document are Canadian mining terms as defined in NI 43-101 and CIM Standards on Mineral Resources and Mineral Reserves. Mineral resources that are not mineral reserves have not been demonstrated to be economically and legally extractable. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. It should not be assumed that all or any part of a resource will ever be converted to a reserve. These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred resources will be converted to measured and indicated resource categories through further drilling, or into mineral reserves once economic considerations are applied.

The term “bankable” in reference to a feasibility study is defined as a comprehensive analysis of a project’s economics and is used by the banking industry for financing purposes.

Cautionary Note to U.S. Investors Concerning Estimates of Resources and Reserves

We advise U.S. Investors that while the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are recognized and required to be reported by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. As such, information contained in this document concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the U.S. Securities and Exchange Commission. "Inferred mineral resources" have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a "mineral resource" will ever be upgraded to a higher category. U.S. investors are cautioned not to assume that any part or all of an "inferred mineral resource" exists, or is economically or legally mineable. U.S. investors are also cautioned not to assume that any part or all of the mineral deposits in the "measured mineral resource" or "indicated mineral resource" categories will ever be converted into reserves.

"Mineral reserves" have been calculated in accordance with NI 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, SEC Industry Guide 7 (as interpreted by the staff of the U.S. Securities and Exchange Commission) applies different standards for the disclosure of reserves. U.S. investors are cautioned that the reserves presented above, while in compliance with Canadian standards and regulations, do not meet the following requirements of reserve disclosure under U.S. Securities and Exchange Commission guidelines: the Minita reserves are based on a pre-feasibility level study (as allowed under Canadian regulations) rather than a "final" or "bankable" level feasibility study as required by the U.S. Securities and Exchange Commission; and, the Minita reserves are calculated using gold and silver prices of $350 and $5.00, respectively (the industry standard current at the time of the Minita reserve calculation), rather than the historic three year average prices required by the U.S. Securities and Exchange Commission (which as at January 21, 2005, the date of the Minita reserve calculation, would have been a $360.94 gold price and $5.38 silver price).

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Note Regarding Forward Looking Statements

This discussion contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 concerning the Company’s plans for its properties, operations and other matters. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

  risks related to gold price and other commodity price fluctuations;
  risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;
  risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses;
  results of initial feasibility, prefeasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations;
  mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production;
  the potential for delays in exploration or development activities or the completion of feasibility studies;
  the uncertainty of profitability based upon the Company’s history of losses;
  risks related to failure to obtain adequate financing on a timely basis and on acceptable terms;
  risks related to environmental regulation and liability;
  risks related to hedging activities;
  political and regulatory risks associated with mining and exploration; and
  other risks and uncertainties related to the Company’s prospects, properties and business strategy.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Forward looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

The TSX and The AMEX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

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